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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


/X /     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
         For the fiscal year ended December 31, 1993

                               OR


/  /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transition period from
         to


Commission file number 1-1169


             MPB CORPORATION EMPLOYEES' SAVINGS PLAN
                        (the "Plan")
                  (Full title of the Plan)




THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
        (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)










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                      REQUIRED INFORMATION


Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits

A) The following financial statements and schedules are being filed separately in paper format under cover of Form SE pursuant to Item 311(c) of Regulation S-T and General
    Instruction E to Form 11-K:

    1)   Statements of Assets Available for Benefits -
         December 1, 1993 and 1992

    2)   Statements of Changes in Assets Available for
         Benefits - December 31, 1993 and 1992

    3)   Schedules

         a)   Assets Held for Investment - December 31, 1993

         b) Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets - Year Ended
              December 31, 1993

B)  The following exhibit is filed as part of this annual report:

    Exhibit No. 23 ..... Consent of Independent Auditors

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                           SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                             MPB CORPORATION EMPLOYEES'
                             SAVINGS PLAN




Date  June 24, 1994          By  WAYNE F. CROWELL
                                 Wayne F. Crowell
                                 Secretary and Treasurer
                                  of MPB Corporation

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                 REPORT OF INDEPENDENT AUDITORS


Administrative Committee
MPB Corporation Employees' Savings Plan

We have audited the accompanying statements of assets available for benefits of MPB Corporation Employees' Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Wells Fargo Bank, N.A., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1992 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statement as of December 31, 1992, and for the year then ended. The form and content of the information included in the 1992 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of MPB Corporation Employees' Savings Plan as of December 31, 1993, and for the year then ended present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1993, and the changes in assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1993, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1993 and transactions or series of transactions in excess of 5% of current value of plan assets for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1993, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   ERNST & YOUNG

Manchester, New Hampshire
May 17, 1994
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                            FORM 11-K

                        INDEX TO EXHIBITS



EXHIBIT NO.                                            PAGE NO.

    23           Consent of Independent Auditors          7